EXHIBIT 3.1
STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE
The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.The name of the corporation is:     Caterpillar Inc.

2.The Registered Office of the corporation in the State of Delaware is changed to
Corporation Service Company
251 Little Falls Drive, in the City of Wilmington
County of New Castle County, Zip Code 19808.

The name of the Registered Agent at such address upon whom process against this Corporation may be served is Corporation Service Company.

3.The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: /s/ Jill Cilmi
     Authorized Officer

Name: ____Jill Cilmi___________
                             Print or Type
Caterpillar: Confidential Green